EXHIBIT 14.1

Code of Ethics for Senior Financial Professionals

Wits Basin Precious Minerals Inc., requires ethical conduct in the practice of financial management and reporting. This Code applies to the Chief Executive Officer, Chief Financial Officer, Controller and any person performing similar functions for the Company or any of its subsidiaries. This Code requires that our CEO, CFO, Controller and other members adhere to the following practices:

1.	Enforce and comply with the letter and spirit if this Code. Consequences of violating this Code, including failure to report potential violations by others, may result in disciplinary action and be grounds for termination of employment or release of duty of positions held.

2.	Proactively promote ethical conduct as a responsible member among peers in the work environment and never allowing ones individual better judgment to be subordinated by knowingly misrepresenting material facts.

3.	Protect and respect the confidentiality of non-public information acquired in the course of the individual’s work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of the individual’s work will not be used for personal advantage.

4.	Comply with all applicable rules and regulations of federal, state, foreign, provincial and local governments, as well as the Company’s corporate governance and other policies and procedures. Consequences of violating this Code, including failure to report potential violations by others, may result in disciplinary action and be grounds for termination of employment or release of duty of positions held.

5.	Provide or produce full, fair, accurate, timely and understandable financial and other disclosures in internal reports as well as documents filed or submitted to the Securities and Exchange Commission, any other private or public regulatory agency, other government agency or self-regulatory organization, or used in public communications. This would prohibit any direct or indirect actions to fraudulently influence, coerce, manipulate or mislead our independent auditors.

6.	Promptly report to the CFO or the Audit Committee of the Board of Directors any conduct that the individual believes to be a violation of law or business ethics or of any provision of this Code, including any transaction or relationship that reasonably could be expected to give rise to such a violation. You may choose to remain anonymous in reporting a possible violation of this Code by reporting directly to our outside legal counsel of Maslon Edelman Borman & Brand, LLP., to the attention of William M. Mower, Esq.

7.	Any amendment or waiver of this Code must be in writing and approved to the Audit Committee of the Board of Directors of the Company and will be publicly disclosed if required by law or stock exchange requirement.

The Chief Executive Officer and Chief Financial Officer shall ensure that this Code is communicated at least annually throughout all financial departments.